Exhibit 99.2

DRAGONWAVE INC.

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2016 annual general meeting of shareholders (the “Meeting”) of DragonWave Inc. (“DragonWave” or the “Corporation”) will be held at the Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada on Wednesday, June 22, 2016 at 10:00 a.m. (EDT), for the following purposes:

1.                                      to receive the annual audited financial statements of the Corporation as at and for the fiscal year ended February 29, 2016 and the auditors’ report thereon;

2.                                      to elect directors for the ensuing year;

3.                                      to reappoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation;

4.                                      to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on May 17, 2016 as the “record date” for determining the Corporation’s shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 20, 2016, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation’s transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair’s sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular (the “Circular”). The Circular is deemed to be incorporated by reference in and to form part of this notice.

Although the Notice of Meeting and Record Date filed on SEDAR on April 22, 2016 indicated that the Meeting would include special business, subsequent to the filing of that notice, management determined that shareholders would not be asked to consider any special business, and as a result, this notice and the enclosed Circular refer to the Meeting as an “annual general meeting of shareholders”.

By Order of the Board of Directors

Claude Haw
Chair, Board of Directors of DragonWave Inc.
May 20, 2016